SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal third quarter ended December 31, 2023 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 21, 2024

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

December 31, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the nine months ended December 31, 2023 increased by 19.8%, to ¥14,999.4 billion from the same period last year, due mainly to increased sales revenue in Automobile business as well as positive foreign currency translation effects. Operating profit increased by 46.7%, to ¥1,076.3 billion from the same period last year, due mainly to an increase in profit attributable to price and cost impacts as well as profit attributable to sales impacts, which was partially offset by increased expenses including product warranty expenses. Profit before income taxes increased by 47.1%, to ¥1,264.5 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 49.1%, to ¥869.6 billion from the same period last year.

Business Segments

Motorcycle Business

For the nine months ended December 31, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023	Change	%	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023	Change	%
Motorcycle Business	14,285	13,961	(324)	(2.3)	9,570	9,103	(467)	(4.9)
Japan	179	181	2	1.1	179	181	2	1.1
North America	339	374	35	10.3	339	374	35	10.3
Europe	223	324	101	45.3	223	324	101	45.3
Asia	12,310	11,884	(426)	(3.5)	7,595	7,026	(569)	(7.5)
Other Regions	1,234	1,198	(36)	(2.9)	1,234	1,198	(36)	(2.9)

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 7.1%, to ¥2,358.0 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit increased by 9.3%, to ¥411.5 billion from the same period last year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by increased expenses including product warranty expenses.

Automobile Business

For the nine months ended December 31, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023	Change	%	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023	Change	%
Automobile Business	2,740	3,114	374	13.6	1,712	2,099	387	22.6
Japan	389	428	39	10.0	343	380	37	10.8
North America	860	1,211	351	40.8	860	1,211	351	40.8
Europe	63	68	5	7.9	63	68	5	7.9
Asia	1,341	1,307	(34)	(2.5)	359	340	(19)	(5.3)
Other Regions	87	100	13	14.9	87	100	13	14.9

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans and others by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 29.1%, to ¥9,972.4 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 307.8%, to ¥460.5 billion from the same period last year, due mainly to an increase in profit attributable to sales impacts as well as profit attributable to price and cost impacts, which was partially offset by increased expenses including product warranty expenses.

Financial Services Business

Sales revenue from external customers increased by 5.5%, to ¥2,386.1 billion from the same period last year, due mainly to positive foreign currency translation effects. Operating profit decreased by 7.0%, to ¥204.8 billion from the same period last year, due mainly to increased expenses, which was partially offset by positive foreign currency effects.

Power Products and Other Businesses

For the nine months ended December 31, 2022 and 2023

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Nine months ended Dec. 31, 2022	Nine months ended Dec. 31, 2023	Change	%
Power Products Business	4,121	2,548	(1,573)	(38.2)
Japan	267	204	(63)	(23.6)
North America	1,724	684	(1,040)	(60.3)
Europe	773	481	(292)	(37.8)
Asia	1,047	942	(105)	(10.0)
Other Regions	310	237	(73)	(23.5)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power products business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 15.9%, to ¥282.8 billion from the same period last year, due mainly to decreased consolidated unit sales in Power products business. Operating loss was ¥0.4 billion, a decrease of ¥24.5 billion from the same period last year, due mainly to decreased profit attributable to sales impacts in Power products business. In addition, operating loss of aircraft and aircraft engines included in Power products and other businesses was ¥24.5 billion, an increase of ¥5.8 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on December 31, 2023 increased by ¥541.4 billion from March 31, 2023, to ¥4,344.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥421.7 billion of cash inflows. Cash inflows from operating activities decreased by ¥1,291.0 billion from the same period last year, due mainly to an increase in payments for parts and raw materials as well as in receivables from financial services, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to ¥541.4 billion of cash outflows. Cash outflows from investing activities decreased by ¥43.2 billion from the same period last year, due mainly to decreased payments for additions to property, plant and equipment, which was partially offset by increased payments for acquisitions of investments accounted for using the equity method.

Net cash provided by financing activities amounted to ¥502.6 billion of cash inflows. Cash inflows from financing activities increased by ¥1,821.4 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Objective indicators for judging the achievement of management goals

Please note that the forward-looking statements contained herein are judgments made by Honda as of December 31, 2023 and may differ materially from actual results because of uncertainties that may arise in the future, including those discussed in Honda’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, filed with the U.S. Securities and Exchange Commission on June 23, 2023, under “Item 3. Key Information—D. Risk Factors.”

In the nine months ended December 31, 2023, Honda has formulated the Company’s integrated report, the “Honda Report 2023,” and has newly established a target for return on invested capital (ROIC)*1 of 10% or higher for the fiscal year ending March 31, 2031. Complementing the previously disclosed return on sales (ROS) target for the fiscal year ending March 31, 2026, we intend to boost cash generation capabilities by fortifying our business structure. Our objective is to uphold an optimal equilibrium between strategic resource allocation for transformation and shareholder returns, with the aim of achieving sustainable growth and enhanced capital efficiency.

*1	(Profit for the year attributable to owners of the parent + Interest expense (excluding Financial services business)) / Invested capital*2.
*2

Equity attributable to owners of the parent + Interest-bearing liabilities (excluding Financial services business). Invested capital is calculated using the average of the beginning and end of the period.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the nine months ended December 31, 2023 are as follows:

The Company has created the Electrification Business Development Operations based on the Business Development Operations, which was established in April, 2022 to strengthen electrification business, to further strengthen and accelerate Honda’s electrification business. This operation consolidates the business strategy and electric vehicle (EV) product development functions of Automobile business and electrification-related strategy and development functions of Motorcycle business and Power products business, and Honda will strive to further accelerate its electrification business and create new value by leveraging its broad and expanding range of mobility products and services.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2023 and December 31, 2023

		Yen (millions)
Assets	Note	March 31, 2023	December 31, 2023
		unaudited	unaudited
Current assets:
Cash and cash equivalents	5	¥3,803,014	¥4,320,707
Trade receivables		1,060,271	1,161,001
Receivables from financial services		1,899,493	2,279,960
Other financial assets		263,892	151,897
Inventories		2,167,184	2,339,652
Other current assets		384,494	498,795

Total current assets		9,578,348	10,752,012

Non-current assets:
Investments accounted for using the equity method		915,946	1,102,724
Receivables from financial services		3,995,259	5,128,976
Other financial assets		855,070	917,042
Equipment on operating leases	6	4,726,292	4,887,194
Property, plant and equipment	7	3,168,109	3,061,316
Intangible assets		870,900	934,260
Deferred tax assets		105,792	132,291
Other non-current assets		454,351	513,941

Total non-current assets		15,091,719	16,677,744

Total assets		¥24,670,067	¥27,429,756

		Yen (millions)
Liabilities and Equity	Note	March 31, 2023	December 31, 2023
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,426,333	¥1,386,271
Financing liabilities		3,291,195	3,778,750
Accrued expenses		419,570	473,881
Other financial liabilities		324,110	294,659
Income taxes payable		86,252	121,199
Provisions	8	362,701	570,878
Other current liabilities		741,963	798,757

Total current liabilities		6,652,124	7,424,395

Non-current liabilities:
Financing liabilities		4,373,973	5,391,323
Other financial liabilities		288,736	299,724
Retirement benefit liabilities		255,852	268,253
Provisions	8	270,169	332,324
Deferred tax liabilities		877,300	864,535
Other non-current liabilities		449,622	514,565

Total non-current liabilities		6,515,652	7,670,724

Total liabilities		13,167,776	15,095,119

Equity:
Common stock		86,067	86,067
Capital surplus		185,589	205,627
Treasury stock		(484,931)	(697,506)
Retained earnings		9,980,128	10,608,372
Other components of equity		1,417,397	1,852,665

Equity attributable to owners of the parent		11,184,250	12,055,225
Non-controlling interests		318,041	279,412

Total equity		11,502,291	12,334,637

Total liabilities and equity		¥24,670,067	¥27,429,756

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2022 and 2023

		Yen (millions)
	Note	December 31, 2022	December 31, 2023
		unaudited	unaudited
Sales revenue	9	¥12,523,490	¥14,999,492

Operating costs and expenses:
Cost of sales		(10,045,494)	(11,737,724)
Selling, general and administrative		(1,142,140)	(1,553,992)
Research and development		(601,913)	(631,391)

Total operating costs and expenses		(11,789,547)	(13,923,107)

Operating profit		733,943	1,076,385

Share of profit of investments accounted for using the equity method		148,887	67,267

Finance income and finance costs:
Interest income		48,023	120,827
Interest expense		(25,214)	(32,036)
Other, net		(46,262)	32,081

Total finance income and finance costs		(23,453)	120,872

Profit before income taxes		859,377	1,264,524

Income tax expense		(225,503)	(339,833)

Profit for the period		¥633,874	¥924,691

Profit for the period attributable to:
Owners of the parent		583,169	869,609
Non-controlling interests		50,705	55,082

		Yen
		December 31, 2022	December 31, 2023
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥114.13	¥176.78

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2022 and 2023

		Yen (millions)
	Note	December 31, 2022	December 31, 2023
		unaudited	unaudited
Profit for the period		¥633,874	¥924,691

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(12)	3
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(34,472)	(24,361)
Share of other comprehensive income of investments accounted for using the equity method		(1,428)	3,739
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(817)	255
Exchange differences on translating foreign operations		345,693	420,937
Share of other comprehensive income of investments accounted for using the equity method		41,495	41,270

Total other comprehensive income, net of tax		350,459	441,843

Comprehensive income for the period		¥984,333	¥1,366,534

Comprehensive income for the period attributable to:
Owners of the parent		931,267	1,302,313
Non-controlling interests		53,066	64,221

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended December 31, 2022 and 2023

		Yen (millions)
	Note	December 31, 2022	December 31, 2023
		unaudited	unaudited
Sales revenue	9	¥4,438,186	¥5,390,100

Operating costs and expenses:
Cost of sales		(3,539,583)	(4,215,973)
Selling, general and administrative		(397,362)	(567,118)
Research and development		(220,750)	(227,197)

Total operating costs and expenses		(4,157,695)	(5,010,288)

Operating profit		280,491	379,812

Share of profit of investments accounted for using the equity method		65,941	543

Finance income and finance costs:
Interest income		22,998	42,982
Interest expense		(9,564)	(12,141)
Other, net		(16,320)	(25,957)

Total finance income and finance costs		(2,886)	4,884

Profit before income taxes		343,546	385,239

Income tax expense		(78,411)	(114,473)

Profit for the period		¥265,135	¥270,766

Profit for the period attributable to:
Owners of the parent		244,655	253,308
Non-controlling interests		20,480	17,458

		Yen
		December 31, 2022	December 31, 2023
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥48.16	¥52.04

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2022 and 2023

		Yen (millions)
	Note	December 31, 2022	December 31, 2023
		unaudited	unaudited
Profit for the period		¥265,135	¥270,766

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		(1)	(1)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(6,737)	(25,114)
Share of other comprehensive income of investments accounted for using the equity method		(319)	(1,541)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		76	684
Exchange differences on translating foreign operations		(572,014)	(347,489)
Share of other comprehensive income of investments accounted for using the equity method		(27,653)	(10,663)

Total other comprehensive income, net of tax		(606,648)	(384,124)

Comprehensive income for the period		¥(341,513)	¥(113,358)

Comprehensive income for the period attributable to:
Owners of the parent		(345,614)	(122,273)
Non-controlling interests		4,101	8,915

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2022 and 2023

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2022 (unaudited)		¥86,067	¥185,495	¥(328,309)	¥9,539,133	¥990,438	¥10,472,824	¥299,722	¥10,772,546

Comprehensive income for the period
Profit for the period					583,169		583,169	50,705	633,874
Other comprehensive income, net of tax						348,098	348,098	2,361	350,459

Total comprehensive income for the period					583,169	348,098	931,267	53,066	984,333
Reclassification to retained earnings					(262)	262	—		—
Transactions with owners and other
Dividends paid	13				(213,475)		(213,475)	(50,682)	(264,157)
Purchases of treasury stock				(90,005)			(90,005)		(90,005)
Disposal of treasury stock				263			263		263
Share-based payment transactions			84				84		84

Total transactions with owners and other			84	(89,742)	(213,475)		(303,133)	(50,682)	(353,815)

Balance as of December 31, 2022 (unaudited)		¥86,067	¥185,579	¥(418,051)	¥9,908,565	¥1,338,798	¥11,100,958	¥302,106	¥11,403,064

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2023 (unaudited)		¥86,067	¥185,589	¥(484,931)	¥9,980,128	¥1,417,397	¥11,184,250	¥318,041	¥11,502,291

Comprehensive income for the period
Profit for the period					869,609		869,609	55,082	924,691
Other comprehensive income, net of tax						432,704	432,704	9,139	441,843

Total comprehensive income for the period					869,609	432,704	1,302,313	64,221	1,366,534
Reclassification to retained earnings					500	(500)	—		—
Transactions with owners and other
Dividends paid	13				(241,865)		(241,865)	(63,080)	(304,945)
Purchases of treasury stock				(213,012)			(213,012)		(213,012)
Disposal of treasury stock				437			437		437
Share-based payment transactions			(66)				(66)		(66)
Equity transactions and others			20,104			3,064	23,168	(39,770)	(16,602)

Total transactions with owners and other			20,038	(212,575)	(241,865)	3,064	(431,338)	(102,850)	(534,188)

Balance as of December 31, 2023 (unaudited)		¥86,067	¥205,627	¥(697,506)	¥10,608,372	¥1,852,665	¥12,055,225	¥279,412	¥12,334,637

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2022 and 2023

		Yen (millions)
	Note	December 31, 2022	December 31, 2023
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥859,377	¥1,264,524
Depreciation, amortization and impairment losses excluding equipment on operating leases		536,890	603,367
Share of profit of investments accounted for using the equity method		(148,887)	(67,267)
Finance income and finance costs, net		(62,159)	(102,083)
Interest income and interest costs from financial services, net		(113,821)	(113,840)
Changes in assets and liabilities
Trade receivables		65,377	(90,595)
Inventories		(118,123)	(76,415)
Trade payables		(122,455)	(57,560)
Accrued expenses		(40,187)	5,876
Provisions and retirement benefit liabilities		(42,037)	256,484
Receivables from financial services		191,359	(1,151,028)
Equipment on operating leases		653,490	79,487
Other assets and liabilities		109,352	(71,910)
Other, net		(4,953)	(41,841)
Dividends received		147,089	143,941
Interest received		230,642	406,912
Interest paid		(102,890)	(181,948)
Income taxes paid, net of refunds		(325,308)	(384,385)

Net cash provided by operating activities		1,712,756	421,719

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(386,751)	(229,107)
Payments for additions to and internally developed intangible assets		(120,711)	(163,623)
Proceeds from sales of property, plant and equipment and intangible assets		14,740	5,049
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of		—	(2,940)
Payments for acquisitions of investments accounted for using the equity method		(10,340)	(108,882)
Payments for acquisitions of other financial assets		(468,123)	(207,734)
Proceeds from sales and redemptions of other financial assets		386,494	165,816

Net cash used in investing activities		(584,691)	(541,421)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		6,782,961	8,096,458
Repayments of short-term financing liabilities		(6,364,866)	(7,947,417)
Proceeds from long-term financing liabilities		482,029	2,420,677
Repayments of long-term financing liabilities		(1,817,099)	(1,490,708)
Dividends paid to owners of the parent		(213,475)	(241,865)
Dividends paid to non-controlling interests		(40,214)	(49,160)
Purchases and sales of treasury stock, net		(89,742)	(212,575)
Repayments of lease liabilities		(58,406)	(58,860)
Other, net		—	(13,875)

Net cash provided by (used in) financing activities		(1,318,812)	502,675

Effect of exchange rate changes on cash and cash equivalents		110,903	158,488

Net change in cash and cash equivalents		(79,844)	541,461

Cash and cash equivalents at beginning of year		3,674,931	3,803,014

Cash and cash equivalents at end of period	5	¥3,595,087	¥4,344,475

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, China, India, Indonesia, Malaysia, Thailand, Vietnam and Brazil.

(2) Basis of Preparation

  (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2023, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

  (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

  (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2023.

(3) Summary of Material Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

  Segment Information

Segment information as of and for the nine months ended December 31, 2022 and 2023 is as follows:

As of and for the nine months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated

Sales revenue:
External customers	¥2,202,355	¥7,723,596	¥2,261,049	¥336,490	¥12,523,490	¥—	¥12,523,490
Intersegment	—	135,426	1,653	20,389	157,468	(157,468)	—

Total	2,202,355	7,859,022	2,262,702	356,879	12,680,958	(157,468)	12,523,490

Segment profit (loss)	¥376,535	¥112,934	¥220,371	¥24,103	¥733,943	¥—	¥733,943

Segment assets	¥1,549,384	¥9,754,332	¥11,120,960	¥465,635	¥22,890,311	¥1,252,280	¥24,142,591
Depreciation and amortization	49,966	440,624	695,034	13,906	1,199,530	—	1,199,530
Capital expenditures	33,651	500,630	1,125,920	8,987	1,669,188	—	1,669,188

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the nine months ended December 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥2,358,037	¥9,972,438	¥2,386,150	¥282,867	¥14,999,492	¥—	¥14,999,492
Intersegment	—	148,090	1,940	23,664	173,694	(173,694)	—

Total	2,358,037	10,120,528	2,388,090	306,531	15,173,186	(173,694)	14,999,492

Segment profit (loss)	¥411,510	¥460,522	¥204,842	¥(489)	¥1,076,385	¥—	¥1,076,385

Segment assets	¥1,798,445	¥11,031,112	¥12,921,061	¥525,382	¥26,276,000	¥1,153,756	¥27,429,756
Depreciation and amortization	53,114	490,106	625,466	12,539	1,181,225	—	1,181,225
Capital expenditures	43,035	372,250	1,737,710	8,847	2,161,842	—	2,161,842

Segment information for the three months ended December 31, 2022 and 2023 is as follows:

For the three months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥789,673	¥2,803,404	¥733,134	¥111,975	¥4,438,186	¥—	¥4,438,186
Intersegment	—	51,684	472	8,814	60,970	(60,970)	—

Total	789,673	2,855,088	733,606	120,789	4,499,156	(60,970)	4,438,186

Segment profit (loss)	¥151,760	¥49,366	¥67,322	¥12,043	¥280,491	¥—	¥280,491

For the three months ended December 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥785,479	¥3,710,149	¥809,542	¥84,930	¥5,390,100	¥—	¥5,390,100
Intersegment	—	63,274	684	7,277	71,235	(71,235)	—

Total	785,479	3,773,423	810,226	92,207	5,461,335	(71,235)	5,390,100

Segment profit (loss)	¥158,126	¥159,142	¥67,840	¥(5,296)	¥379,812	¥—	¥379,812

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2022 and 2023 amounted to ¥1,418,600 million and ¥1,410,833 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Cash and Cash Equivalents

The reconciliation of the amount of cash and cash equivalents between condensed consolidated statements of financial position and condensed consolidated statements of cash flows is as follows.

Yen (millions)
As of December 31, 2023
Cash and cash equivalents in the condensed consolidated statements of financial position	¥4,320,707
Cash and cash equivalents included in assets held for sale	23,768

Cash and cash equivalents in the condensed consolidated statements of cash flows	¥4,344,475

Assets held for sale as of December 31, 2023 are presented in other current assets in the condensed consolidated statements of financial position.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the nine months ended December 31, 2022 and 2023 are ¥1,123,373 million and ¥1,735,630 million, respectively.

The sales or disposals of equipment on operating leases for the nine months ended December 31, 2022 and 2023 are ¥1,081,513 million and ¥1,184,112 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the nine months ended December 31, 2022 and 2023 are ¥454,203 million and ¥275,859 million, respectively.

The sales or disposals of property, plant and equipment for the nine months ended December 31, 2022 and 2023 are ¥21,394 million and ¥26,481 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the nine months ended December 31, 2023 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2023	¥535,099	¥97,771	¥632,870

Provision	¥461,185	¥19,925	¥481,110
Write-offs	(170,399)	(17,770)	(188,169)
Reversal	(42,844)	(5,073)	(47,917)
Exchange differences on translating foreign operations	19,275	6,033	25,308

Balance as of December 31, 2023	¥802,316	¥100,886	¥903,202

Current liabilities and non-current liabilities of provisions as of March 31, 2023 and December 31, 2023 are as follows:

	Yen (millions)
	As of March 31, 2023	As of December 31, 2023
Current liabilities	¥362,701	¥570,878
Non-current liabilities	270,169	332,324

Total	¥632,870	¥903,202

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs, including current sales trends, the expected number of units to be affected and the estimated average repair cost per unit for warranty claims. Provisions for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Sales Revenue

As stated in Note 4, Honda discloses segment information in four categories.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the nine months ended December 31, 2022 and 2023 are as follows:

For the nine months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥79,920	¥987,604	¥110,492	¥70,315	¥1,248,331
North America	220,528	4,318,570	1,047,600	137,927	5,724,625
Europe	155,111	249,547	—	63,518	468,176
Asia	1,361,906	1,887,402	18	42,773	3,292,099
Other Regions	384,569	271,791	—	21,771	678,131

Total	¥2,202,034	¥7,714,914	¥1,158,110	¥336,304	¥11,411,362

Revenue arising from the other sources*	321	8,682	1,102,939	186	1,112,128

Total	¥2,202,355	¥7,723,596	¥2,261,049	¥336,490	¥12,523,490

For the nine months ended December 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥87,105	¥1,125,423	¥119,029	¥69,238	¥1,400,795
North America	248,090	6,273,811	1,099,439	99,693	7,721,033
Europe	251,914	333,247	—	53,939	639,100
Asia	1,327,762	1,848,824	5	41,581	3,218,172
Other Regions	442,974	372,714	—	18,354	834,042

Total	¥2,357,845	¥9,954,019	¥1,218,473	¥282,805	¥13,813,142

Revenue arising from the other sources*	192	18,419	1,167,677	62	1,186,350

Total	¥2,358,037	¥9,972,438	¥2,386,150	¥282,867	¥14,999,492

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with each segment for the three months ended December 31, 2022 and 2023 are as follows:

For the three months ended December 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥29,311	¥365,508	¥41,847	¥27,086	¥463,752
North America	76,877	1,634,024	323,253	42,250	2,076,404
Europe	61,410	82,835	—	20,367	164,612
Asia	490,976	623,369	9	14,098	1,128,452
Other Regions	130,965	93,275	—	8,112	232,352

Total	¥789,539	¥2,799,011	¥365,109	¥111,913	¥4,065,572

Revenue arising from the other sources*	134	4,393	368,025	62	372,614

Total	¥789,673	¥2,803,404	¥733,134	¥111,975	¥4,438,186

For the three months ended December 31, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥26,776	¥442,548	¥46,639	¥22,843	¥538,806
North America	76,045	2,305,289	355,170	25,159	2,761,663
Europe	71,952	114,018	—	13,707	199,677
Asia	460,939	704,086	2	16,023	1,181,050
Other Regions	149,666	136,995	—	7,175	293,836

Total	¥785,378	¥3,702,936	¥401,811	¥84,907	¥4,975,032

Revenue arising from the other sources*	101	7,213	407,731	23	415,068

Total	¥785,479	¥3,710,149	¥809,542	¥84,930	¥5,390,100

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate declines (rises) and PBR of a comparable company rises (declines). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rates and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and December 31, 2023 consist of the following:

	Yen (millions)
As of March 31, 2023	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥29,026	¥—	¥29,026
Interest rate instruments	—	151,242	—	151,242
Other	—	—	5,700	5,700

Total	—	180,268	5,700	185,968

Debt securities	43,264	53,634	5,074	101,972
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	26,555	—	26,555
Equity securities	325,318	—	149,820	475,138

Total	¥368,582	¥260,457	¥160,594	¥789,633

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥95,412	¥—	¥95,412
Interest rate instruments	—	141,786	—	141,786
Other	—	5,770	—	5,770

Total	—	242,968	—	242,968

Total	¥—	¥242,968	¥—	¥242,968

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2023.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
As of December 31, 2023	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥67,558	¥—	¥67,558
Interest rate instruments	—	110,230	—	110,230
Other	—	—	5,464	5,464

Total	—	177,788	5,464	183,252

Debt securities	50,066	58,847	4,255	113,168
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	29,133	—	29,133
Equity securities	344,524	—	165,459	509,983

Total	¥394,590	¥265,768	¥175,178	¥835,536

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥75,099	¥—	¥75,099
Interest rate instruments	—	126,482	—	126,482
Other	—	3,149	—	3,149

Total	—	204,730	—	204,730

Total	¥—	¥204,730	¥—	¥204,730

There were no transfers between Level 1 and Level 2 for the nine months ended December 31, 2023.

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the nine months ended December 31, 2023.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2023 and December 31, 2023 are as follows:

	Yen (millions)
	As of March 31, 2023		As of December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,894,752	¥5,696,283	¥7,408,936	¥7,211,399
Debt securities	85,235	85,235	37,342	37,342
Financing liabilities	7,665,168	7,440,205	9,170,073	9,035,735

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the nine months ended December 31, 2022 and 2023 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the nine months ended December 31, 2022 and 2023.

	2022	2023
Profit for the period attributable to owners of the parent (millions of yen)	¥583,169	¥869,609
Weighted average number of common shares outstanding, basic (shares)	5,109,858,508	4,919,185,238
Basic earnings per share attributable to owners of the parent (yen)	¥114.13	¥176.78

Earnings per share attributable to owners of the parent for the three months ended December 31, 2022 and 2023 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended December 31, 2022 and 2023.

	2022	2023
Profit for the period attributable to owners of the parent (millions of yen)	¥244,655	¥253,308
Weighted average number of common shares outstanding, basic (shares)	5,079,639,617	4,867,319,778
Basic earnings per share attributable to owners of the parent (yen)	¥48.16	¥52.04

Explanatory note:

*

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic and diluted earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the year ended March 31, 2023.

(13) Dividend

Dividend payout

For the nine months ended December 31, 2022

Resolution	The Board of Directors Meeting on May 13, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	111,256
Dividend per share (yen)	65.00
Record date	March 31, 2022
Effective date	June 6, 2022

Resolution	The Board of Directors Meeting on November 9, 2022
Type of shares	Common shares
Total amount of dividends (millions of yen)	102,219
Dividend per share (yen)	60.00
Record date	September 30, 2022
Effective date	December 5, 2022

For the nine months ended December 31, 2023

Resolution	The Board of Directors Meeting on May 11, 2023
Type of shares	Common shares
Total amount of dividends (millions of yen)	99,915
Dividend per share (yen)	60.00
Record date	March 31, 2023
Effective date	June 6, 2023

Resolution	The Board of Directors Meeting on November 9, 2023
Type of shares	Common shares
Total amount of dividends (millions of yen)	141,949
Dividend per share (yen)	87.00
Record date	September 30, 2023
Effective date	December 5, 2023

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(14) Subsequent Event

Acquisition and Cancellation of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on February 8, 2024, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law, and Article 36 of the Company’s Articles of Incorporation and cancel its own shares pursuant to Article 178 of that law.

(a) Reason for acquisition and cancellation of own shares

The Company will acquire and cancel its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(b) Details of the acquisition

1) Class of shares to be acquired:

Shares of common stock

2) Total number of shares to be acquired:

Up to 34,000,000 shares (0.7 % of total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

Up to 50,000 million yen

4) Period of the acquisition:

Starting on March 1, 2024 and ending on April 30, 2024

5) Method of the acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

(c) Details of the cancellation

1) Class of shares to be cancelled:

Shares of common stock

2) Total number of shares to be cancelled:

154,285,290 shares (2.8% of total number of issued shares)

3) Scheduled date of the cancellation:

February 29, 2024

4) Total number of shares issued after the cancellation:

5,280,000,000 shares

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(15) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Eiji Fujimura, Executive Officer and Chief Financial Officer on February 13, 2024.